FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

http://www.skadden.com

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04046383

November 23, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on September 16, 2004, enclosed please find a tenth update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) six 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application and (ii) nine releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4585 with any questions regarding this update to the exemption application.

Very truly yours,

Kambiz Izadi

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

# UPDATE TO ANNEX B, ITEM 5

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 2231246

**Company name in full** The Sage Group plc

1 of 2

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | Day | Month | Year | Day | Month | Year |
| | 23 | 08 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 300,000 | 65,000 | 90,000 |
| Nominal value of each share | 1p | 1p | 1p |
| Amount (if any) paid or due on each share *(including any share premium)* | 136.00p | 140.00p | 147.00p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] Date 9/9/04

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./DW8438 Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 2231246

**Company name in full** The Sage Group plc

2 of 2

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 23 | 08 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 14,280 | 41,140 | |
| Nominal value of each share | 1p | 1p | |
| Amount (if any) paid or due on each share *(including any share premium)* | $1.185 | $1.222 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)* FILE NO. 82-34736

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Limited Desig:-SHAREOPT/Part ID:-092<br>Address PO Box 23440<br>7 Drumsheugh Gardens<br>Edinburgh<br>UK Postcode EH3 7WL | Class of shares allotted<br>Ordinary | Number allotted<br>510,420 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>510,420 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 9/9/04

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./DW8438 Tel: 01903 833393
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 2231246

**Company name in full** The Sage Group plc

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.) | From: Day | Month | Year | To: Day | Month | Year |
|---|---|---|---|---|---|---|
| | 01 | 09 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 10,250 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 147.00p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)* FILE NO. 82-34736

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Limited Part ID:-092 / Desig:-SHAREOPT<br>Address PO Box 23440<br>7 Drumsheugh Gardens<br>Edinburgh<br>UK Postcode EH3 7WL | Class of shares allotted<br>Ordinary | Number allotted<br>10,250 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>10,250 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** [signature] **Date** 9/9/04

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./DW8562 Tel: 01903 833393
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

**Company Number** 2231246

**Company name in full** The Sage Group plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 06 | 09 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 5,000 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 140.00p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode



**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)* FILE NO. 82-34736

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Ltd, a/c SHAREOPT, part ID 092<br>Address PO Box 1025, Commercial Union House<br>39 Pilgrim Street, Newcastle Upon Tyne<br>UK Postcode NE99 1SX | Class of shares allotted<br>Ordinary | Number allotted<br>5,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>**TOTAL** | Number allotted<br>**5,000** |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

**Signed** [signature] **Date** 9.9.2004.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AM8610 Tel: 01903 833161
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 20 | 09 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 150000 | 10000 | 17000 |
| Nominal value of each share | 1p | 1p | 1p |
| Amount (if any) paid or due on each share *(including any share premium)* | 136.00p | 140.00p | 147.00p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

**Names and addresses of the allottees** *(List joint share allotments consecutively)* FILE NO. 82-34736

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 | Class of shares allotted | Number allotted |
| Address PO Box 1025, Commercial Union House<br>39 Pilgrim Street<br>Newcastle Upon Tyne<br>UK Postcode NE99 1SX | Ordinary | 177,000 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| | TOTAL | 177,000 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

Signed [signature] Date 23 September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/8793 Tel: 01903 833004

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

| | |
|---|---|
| Company Number | 2231246 |
| Company name in full | The Sage Group plc |
| | |

**Shares allotted (including bonus shares):**

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | 20 | 09 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 14,000 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 | Class of shares allotted | Number allotted |
| Address PO Box 1025, Commercial Union House | Ordinary | 14,000 |
| 39 Pilgrim Street | | |
| Newcastle Upon Tyne UK Postcode NE99 1SX | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | TOTAL | 14,000 |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** [ ]

Signed [signature] Date 23 September 2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JW/8807 Tel: 01903 833884

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

# 88(2)

## Return of Allotment of Shares

CHFP083

| | |
|---|---|
| **Company Number** | 2231246 |
| **Company name in full** | The Sage Group plc |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 22 | 09 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 13,500 | 250,000 | 121,970 |
| Nominal value of each share | 1p | 1p | 1p |
| Amount (if any) paid or due on each share *(including any share premium)* | 147.00p | 136.00p | $1.185 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)* FILE NO. 82-34736

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092<br>Address PO Box 1025, Commercial Union House<br>39 Pilgrim Street<br>Newcastle Upon Tyne<br>UK Postcode NE99 1SX | Ordinary | 385,470 |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | TOTAL | 385,470 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** ☐

Signed [signature] Date 23 September 2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY |
| WORTHING WEST SUSSEX BN99 6DA |
| ESP-EXEC./JW/8844 Tel: 01903 833884 |
| DX number DX exchange |

# UPDATE TO ANNEX C

| | Date | Press Information Title |
|---|---|---|
| 1. | 9-23-04 | Section 198 Notification |
| 2. | 9-29-04 | Notification of preliminary results date and period-end trading update |
| 3. | 10-04-04 | Disclosure of Interest in Shares |
| 4. | 10-08-04 | Disclosure of Interest |
| 5. | 10-11-04 | Disclosure of Interest |
| 6. | 10-13-04 | Disclosure of Interest |
| 7. | 10-20-04 | Year-end trading update for the twelve months ended 30 September 2004 |
| 8. | 10-22-04 | Blocklisting Six Monthly Review |
| 9. | 11-16-04 | Acquisition |

FILE NO. 82-34736





RNS Number:2661D
Sage Group PLC
23 September 2004

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 23 September 2004 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 64,656,935 Ordinary shares of 1p each of the Company.

This represents 5.047% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

| Registered Holder | Number of Shares |
|---|---|
| Chase Nominees Limited | 1,197,400 |
| Nortrust Nominees | 552,400 |
| Mellon Nominees (UK) Limited | 56,900 |
| Total | 1,806,700 |

Capital International Limited

| Registered Holder | Number of Shares |
|---|---|
| State Street Nominees Limited | 703,770 |
| Bank of New York Nominees | 16,911,834 |
| Nortrust Nominees Limited | 3,377,700 |
| Chase Nominees Limited | 6,458,960 |
| Midland Bank plc | 405,300 |
| Bankers Trust | 515,100 |
| Barclays Bank | 244,000 |
| Citibank London | 1,072,600 |
| Morgan Guaranty | 714,900 |
| Nortrust Nominees Limited | 10,403,778 |
| State Street Bank & Trust Co. | 2,203,967 |
| Deutsche Bank AG | 3,081,100 |
| HSBC Bank plc | 2,413,800 |
| Mellon Bank N.A. | 639,200 |
| Northern Trust South Africa | 453,400 |
| KAS UK | 70,700 |
| Mellon Nominees (UK) Limited | 233,600 |
| Bank One London | 284,500 |
| Total | 50,188,209 |

FILE NO. 82-34736

Capital International S.A

| Registered Holder | Number of Shares |
|---|---|
| Chase Nominees Limited | 1,622,400 |
| Royal Bank of Scotland | 100,500 |
| Midland Bank plc | 20,200 |
| State Street Bank & Trust Co | 143,200 |
| Lloyds Bank | 64,500 |
| Citibank Toronto | 27,800 |
| Total | 1,978,600 |

Capital International, Inc.

| Registered Holder | Number of Shares |
|---|---|
| State Street Nominees Limited | 3,034,400 |
| Bank of New York Nominees | 892,225 |
| Chase Nominees Limited | 4,538,400 |
| Nortrust Nominees | 563,500 |
| Northern Trust | 72,400 |
| Midland Bank plc | 131,800 |
| State Street Bank & Trust Co | 319,400 |
| Citibank NA Toronto | 640,135 |
| HSBC Bank plc | 123,766 |
| Citibank London | 187,600 |
| J P Morgan Chase Bank | 171,400 |
| Bankers Trust | 9,200 |
| Total | 10,683,426 |

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLFXLFLZKBEBBQ

Sage Grp.(SGE) Cli

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |

| Sector | Turnover (m) | Profit (m) | EPS - Basic | PE ratio | Mkt C |
|---|---|---|---|---|---|
| Software & Computer Services | 560.345 | 151.037 | 8.16 | 23.192 | 24 |

FILE NO. 82-34736

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Sage Group PLC |
| **TIDM** | SGE |
| **Headline** | Notice of Results |
| **Released** | 10:55 29-Sep-04 |
| **Number** | PRNUK-2909 |

Wednesday 29 September 2004

The Sage Group plc

Notification of preliminary results date and period-end trading update

The Sage Group plc ('Sage') will announce its preliminary results for the year ended 30 September 2004 on Wednesday 1 December 2004.

Sage will announce a period-end trading update for the year to 30 September 2004 on Wednesday 20 October 2004.

END

Close

FILE NO. 82-34736



RNS Number:6426D
Sage Group PLC
04 October 2004

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification on 1 October 2004 that Prudential plc and all of its subsidiary companies, no longer have a notifiable interest in the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBZLFBZBBLFBB



Sage Grp.(SGE) Clic

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |

| Sector | Turnover (m) | Profit (m) | EPS - Basic | PE ratio | Mkt C |
|---|---|---|---|---|---|
| Software & Computer Services | 560.345 | 151.037 | 8.16 | 23.131 | 241 |



Recent News

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 07:47 | AFXF | Sage Group buys US payroll software firm FLS for 9.7 |

More

Recent BB Discussio

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 12:25 | FBB | CAN SAGE make it |

FILE NO. 82-34736



RNS Number:8721D
Sage Group PLC
08 October 2004

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 7 October 2004 that Barclays PLC, through the legal entities listed below, has a notifiable interest in 51,180,831 Ordinary Shares of 1p each in the Company, representing 4.0% of the issued share capital.

Further information is provided.

Legal Entity

Barclays Private Bank Ltd

Barclays Global Fund Advisors

Barclays Life Assurance Co Ltd

Barclays Capital Securities Ltd

Barclays Global Investors Australia Ltd

Barclays Global Investors Ltd

Barclays Global Investors, N.A.

Barclays Bank Trust Company Ltd

Barclays Private Bank and Trust Ltd

Gerrard Ltd

FILE NO. 82-34736

Barclays Global Investors Japan Trust

Barclays Global Investors Japan Ltd

Group Holding

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLKVLBBZBBBFBQ

Sage Grp.(SGE) Clic

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |

| Sector | Turnover (m) | Profit (m) | EPS - Basic | PE ratio | Mkt C |
|---|---|---|---|---|---|
| Software & Computer Services | 560.345 | 151.037 | 8.16 | 23.131 | 241 |

**Recent News**

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 07:47 | AFXF | Sage Group buys US payroll software firm FLS for 9.7 mln stg |
| 16/11/04 | 07:01 | UKREG | Acquisition(s) |
| 22/10/04 | 17:37 | UKREG | Blocklisting Interim Review |
| 21/10/04 | 09:54 | AFXF | Sage mulls growth in Germany through acquisitions |
| 20/10/04 | 07:56 | AFXF | Sage sees FY revenue, pretax profit growth in line with expectations UPDATE |

More

**Recent BB Discussio**

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 12:25 | FBB | CAN SAGE make it t stock |
| 14/04/04 | 15:04 | FBB | 100p -- Only debate i |
| 17/12/03 | 11:28 | FBB | SAGE SELLISELL!! ' |
| 10/06/03 | 23:12 | FBB | Irritating news |
| 04/06/03 | 19:58 | FBB | Good days not far aw |
| 15/05/03 | 15:00 | FBB | SAGE .........a "BUY' |

FILE NO. 82-34736



RNS Number:9564D
Sage Group PLC
11 October 2004

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 7 October 2004 that Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc) have, following purchases totalling 6,235,000 Ordinary shares in the Company on 6 October 2004, a material interest of 39,125,162 Ordinary shares of 1p each in the Company, representing 3.05% of the issued share capital of the Company.

The shares are registered as follows:

| REGISTERED HOLDERS | NO. OF SHARES HELD |
|---|---|
| BNY Norwich Union Nominees Ltd | 10,537,858 (Material) |
| Chase GA Group Nominees Ltd | 20,225,270 (Material) |
| Chase Nominees Ltd | 5,750 (Material) |
| CUIM Nominee Ltd | 8,338,584 (Material) |
| BT Globenet Nominees Ltd | 17,700 (Material) |
| Total Material Holding | 39,125,162 |

Aviva plc is only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests excludes certain categories where Aviva plc does not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified to the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQFLFFZBBBFBF



Sage Grp.(SGE)

Clic

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |

FILE NO. 82-34736





RNS Number:0468E
Sage Group PLC
13 October 2004

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 13 October 2004 that Barclays PLC, as at 6 October 2004, no longer has a notifiable interest in the Ordinary Shares of 1p each in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLZXLFFZBBEFBK

Sage Grp.(SGE) Clk

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |

| Sector | Turnover (m) | Profit (m) | EPS - Basic | PE ratio | Mkt C |
|---|---|---|---|---|---|
| Software & Computer Services | 560.345 | 151.037 | 8.16 | 23.131 | 241 |

**Recent News** More

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 07:47 | AFXF | Sage Group buys US payroll software firm FLS for 9.7 mln stg |
| 16/11/04 | 07:01 | UKREG | Acquisition(s) |
| 22/10/04 | 17:37 | UKREG | Blocklisting Interim Review |
| 21/10/04 | 09:54 | AFXF | Sage mulls growth in Germany through acquisitions |

**Recent BB Discussio**

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 12:25 | FBB | CAN SAGE make it t stock |
| 14/04/04 | 15:04 | FBB | 100p – Only debate i |
| 17/12/03 | 11:28 | FBB | SAGE SELL!SELL!! |
| 10/08/03 | 23:12 | FBB | Irritating news |

FILE NO. 82-34736

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Sage Group PLC |
| **TIDM** | SGE |
| **Headline** | Year-end Trading Statement |
| **Released** | 07:00 20-Oct-04 |
| **Number** | PRNUK-1910 |

20 October 2004

The Sage Group plc - Year-end trading update for the twelve months ended 30 September 2004

Revenue growth of 29%* and pre-tax profit growth of 20%, in line with market expectations

The Sage Group plc, a leading supplier of accounting and business management software solutions and services for small to medium-sized enterprises, is today providing an update on trading performance (unaudited) for the year ended 30 September 2004. Full details of the Group's financial performance for the year will be provided in the preliminary results announcement on 1 December 2004.

* Group revenues increased by 29%* to approximately £688m, in line with market expectations

* Core product organic revenue growth of 6%*, excluding acquisitions and non-core products

* Pre-tax profit increased by 20% to approximately £181m, in line with market expectations

* Earnings per share grew 21% to 9.9p

UK

In the UK, revenues grew 9% to approximately £186m and the operating margin was approximately 39% (2003: 39%).

Mainland Europe

In Mainland Europe, revenues grew 22%* to approximately £170m and the operating margin was approximately 24% (2003: 19%*).

SP (Spain, acquired in October 2003) contributed revenues of approximately £ 24m, at an operating margin of approximately 23%.

Excluding acquisitions, organic revenue growth in Mainland Europe was 5%*.

North America

North American revenues grew 30%* to approximately £287m and the operating margin was approximately 22% (2003: 25%), having been diluted by the lower initial margins of the two acquisitions described below.

Timberline (acquired in September 2003), in its first full year under ownership, contributed revenues of approximately £34m, at an operating margin of approximately 12%.

ACCPAC (acquired in March 2004) contributed total revenues of approximately £ 34m at an operating margin of approximately 12%. Of these revenues,

approximately £25m was generated in North America, at an operating margin of approximately 11%. The remainder of ACCPAC's contribution was in the other regions and has been allocated accordingly within the Group results.

Excluding acquisitions and non-core products, core product organic revenue growth in North America was 5%*.

Rest of World

This region principally comprises the South African, Australian and Far Eastern businesses of Softline (acquired in November 2003) and ACCPAC. Its revenues of approximately £45m generated an operating margin of approximately 26%.

Softline's total revenues were approximately £39m, with an operating margin of approximately 22%. Of these revenues, approximately £35m was generated in the Rest of World region at an operating margin of approximately 24%. The remainder of Softline's contribution was in North America and has been allocated accordingly within the Group results.

*Figures stated at constant exchange rates based on the average for the year ended 30 September 2004.

Geographical segments as revised for 2004 interim results.

Enquiries

Tulchan Communications 020 7353 4200

Julie Foster and Kirstie Hamilton

END

Close

FILE NO. 82-34736



RNS Number:4030E
Sage Group PLC
22 October 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

2. NAME OF SCHEME: THE SAGE GROUP 1999 EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 996,269 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004.

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 157,727

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 838,542 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER 2004.

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,000,000 ORDINARY SHARES OF 1P EACH - 17TH JANUARY 2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.
1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR

FILE NO. 82-34736

TELEPHONE: 0191 294 3000

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

2. NAME OF SCHEME: THE SAGE GROUP (NO.2) EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 1,312,429 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004.

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 857,240

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 455,189 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER 2004.

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION:

900,000 ORDINARY SHARES OF 1P EACH - 23RD FEBRUARY 2000, 5,000,000 ORDINARY SHARES OF 1P EACH - 12TH DECEMBER 2000, 5,000,000 ORDINARY SHARES OF 1P EACH - 17TH JANUARY 2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.
1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 294 3000

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

FILE NO. 82-34736

2. NAME OF SCHEME: BEST PROGRAMS INC. 1992 STOCK OPTION PLAN & BEST SOFTWARE INC. 1997

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 987,380 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004.

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 987,380 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER 2004

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 1,000,000 ORDINARY SHARES OF 1P EACH - 12TH DECEMBER 2000.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.
1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 294 3000

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

2. NAME OF SCHEME: THE STATE OF THE ART STOCK OPTION PLAN

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

FILE NO. 82-34736

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 487,532 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 177,390

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 310,142 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION:

100,000 ORDINARY SHARES OF 1P EACH - 23RD FEBRUARY 2000, 500,000 ORDINARY SHARES OF 1P EACH - 12TH APRIL 2000 & 500,000 ORDINARY SHARES OF 1P EACH - 17TH JANUARY 2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.
1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 294 3000

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

2. NAME OF SCHEME: THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 4,162,190 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004.

5. NUMBER OF SHARES ISSUED/ALLOTTED

FILE NO. 82-34736

UNDER SCHEME DURING PERIOD: 3,520

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 4,158,670 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER 2004.

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

1,000,000 ORDINARY SHARES OF 1P EACH - 23RD FEBRUARY 2000 & 6,000,000 ORDINARY SHARES OF 1P EACH - 17TH JANUARY 2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.
1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 294 3000

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

2. NAME OF SCHEME: THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME (IRELAND)

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 200,000 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 2,838

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 197,162 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER 2004.

FILE NO. 82-34736

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: 200,000 ORDINARY SHARES OF 1P EACH - 17TH JANUARY 2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.
1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 294 3000

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

2. NAME OF SCHEME: THE SAGE GROUP SAVINGS RELATED SHARE OPTION SCHEME (GERMAN SCHEDULE)

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 100,000 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004.

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 100,000 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER 2004.

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: 100,000 ORDINARY SHARES OF 1P EACH - 17TH JANUARY 2003.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

FILE NO. 82-34736

1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 294 3000

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: THE SAGE GROUP PLC

2. NAME OF SCHEME: THE SAGE PLAN D'EPARGNE ENTREPRISE

3. PERIOD OF RETURN: FROM: 26 MARCH 2004 TO: 25 SEPTEMBER 2004

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 63,767 ORDINARY SHARES OF 1P EACH AT 26TH MARCH 2004.

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 946,173 ORDINARY SHARES OF 1P EACH AT 25TH SEPTEMBER 2004.

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION: 400,000 ORDINARY SHARES OF 1P EACH - 17TH JANUARY 2003 & 1,000,000 ORDINARY SHARES OF 1P EACH ON 31.03.2004

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.
1,281,416,056

CONTACT FOR QUERIES

NAME: CLAIRE NAYLOR
TELEPHONE: 0191 294 3000

FILE NO. 82-34736

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRUUSNRSSRRUAA



Sage Grp.(SGE) Clic

| Name | Symbol | Market | Type | ISIN |
|---|---|---|---|---|
| Sage Grp. | LSE:SGE | London Stock Exchange | Equity | GB0008021650 |

| Sector | Turnover (m) | Profit (m) | EPS - Basic | PE ratio | Mkt C |
|---|---|---|---|---|---|
| Software & Computer Services | 560.345 | 151.037 | 8.16 | 23.162 | 242 |



**Recent News**

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 07:47 | AFXF | Sage Group buys US payroll software firm FLS for 9.7 mln stg |
| 16/11/04 | 07:01 | UKREG | Acquisition(s) |
| 22/10/04 | 17:37 | UKREG | Blocklisting Interim Review |
| 21/10/04 | 09:54 | AFXF | Sage mulls growth in Germany through acquisitions |
| 20/10/04 | 07:56 | AFXF | Sage sees FY revenue, pretax profit growth in line with expectations UPDATE |
| 20/10/04 | 07:32 | AFXF | Sage sees FY revenue, pretax profit growth in line with expectations |
| 20/10/04 | 07:00 | UKREG | Year-end Trading Statement |

More

**Recent BB Discussio**

| Date | Time | Source | Headline |
|---|---|---|---|
| 16/11/04 | 12:25 | FBB | CAN SAGE make it t stock |
| 14/04/04 | 15:04 | FBB | 100p -- Only debate |
| 17/12/03 | 11:28 | FBB | SAGE SELLISELLI! |
| 10/06/03 | 23:12 | FBB | Irritating news |
| 04/06/03 | 19:58 | FBB | Good days not far aw |
| 15/05/03 | 15:00 | FBB | SAGE ..........a "BUY" |
| 19/12/02 | 18:19 | PBB | SAGE next years Ch |
| 06/12/02 | 23:09 | FBB | Sage cooking the bo |


SGE
200
190
180
Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov
2003 2004
©www.advfn.com


SGE

ADVFN User Sentiment on this stock

| | | |
|---|---|---|
| BUY | 12 | 80.00% |
| SELL | 3 | 20.00% |
| HOLD | 0 | 0.00% |

FILE NO. 82-34736





16 November 2004

Sage enhances its North American payroll outsourcing service with acquisition of Federal Liaison Services

The Sage Group plc ("Sage") announces that it has acquired Federal Liaison Services, Inc. ("FLS"), based in Dallas, for an enterprise value of ?9.7 million. The acquisition will be paid for in cash.

FLS is a vendor of software and information technology for the electronic payment and reporting of tax obligations within payroll software solutions. Revenue for the year ended 31 December 2003 was ?4 .5 million, and its operating profit was ?0. 2 million.

Sage has over 200,000 payroll software customers in North America, to which it offers an outsourced payroll service. This service collects salaries from customers, deposits the salaries with their employees, deposits tax and other deductions with public authorities and sends out all the associated documents and filings. The acquisition of FLS will enhance the tax depositing and filing part of this process.

Paul Walker, Sage Chief Executive, commented, "Outsourced payroll is the latest addition to our growing portfolio of automated business management products and services for small to medium-sized businesses in North America. The technological expertise that FLS has in payroll process and tax compliance will help us develop payroll outsourcing as a complementary service for our payroll customers in North America."

All financial information calculated on the basis of ?1 = $1.85

Enquiries

The Sage Group plc +44 (0) 191 294 3000 Tulchan +44 (0) 20 7353 4200

Paul Walker, Chief Executive Julie Foster

Paul Harrison, Finance Director Kirstie Hamilton

Phil Branston, Investor Relations

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 8,000 people worldwide.

END